Unitil Corporation

                              C E R T I F I C A T E


On motion duly made and seconded, the following vote was unanimously adopted:

VOTED: That, effective September 29, 2000, and until further action by Directors in this respect, the total amount of short-term unsecured obligations of this Company issued and outstanding at any one time shall not exceed the sum of Thirty-five Million Dollars ($35,000,000); and that the Chairman, President, any Vice President and Treasurer or any Assistant Treasurer of this Company be and they are, and each of them singly is, hereby authorized to borrow funds upon short-term unsecured obligations of this Company not exceeding in the aggregate the amount above set forth, bearing interest at such rates and maturing at such time as may to them seem wise, such short-term unsecured obligations to be signed on behalf of this Company by the Treasurer or any Assistant Treasurer and countersigned by the Chairman, President, any Vice President, or any two Directors.


     I, Mark H. Colin, hereby certify that I am Secretary of Unitil Corporation;

that the foregoing is a true copy from the records of votes unanimously  adopted at a meeting of the Directors of said Company duly called and held September 29,

2000 at which meeting a quorum was present and acting  throughout;  and that the said votes have not since been altered, amended or rescinded.

     WITNESS my hand and the corporate seal of Unitil  Corporation  this 3rd day of October, 2000.

                                                               [SEAL]

                                                   /s/__________________________
                                                   Secretary